06006906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VeraVest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Lincoln Street
(No. and Street)

Worcester (City) MA (State) 01653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Testa (508) 855-4547
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 203 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paula J. Testa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VeraVest Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Paula J. Testa
President, Chief Executive Officer
Title

Notary Public 2/22/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCILLE F. WESTBERG
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 2, 2010

VeraVest Investments, Incorporated
(a wholly-owned subsidiary of The Hanover Insurance Group)

December 31, 2005 and 2004
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
VeraVest Investments, Incorporated:

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of VeraVest Investments, Incorporated at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

VeraVest Investments, Incorporated is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transaction and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

VeraVest Investments, Incorporated
(a wholly-owned subsidiary of The Hanover Insurance Group)

Statements of Financial Condition
December 31,

	2005	2004
Assets		
Cash and cash equivalents	$ 1,262,647	$ 253,644
Cash segregated under federal and other regulations	2,000	25,000
Investments at market value (cost of $4,862,709 and $5,697,069)	4,758,525	5,714,586
Commission income receivable, net	-	70,483
Accrued investment income	97,084	98,196
Deferred federal income taxes	171,199	775,804
Income tax recoverable	17,592	217,410
Deposits with clearing brokers	-	55,000
Other assets	251	-
	$ 6,309,298	$ 7,210,123
Liabilities		
Commissions and bonuses payable	$ -	$ 42,911
Dividends payable, accounts payable and accrued expenses, including $4,862,268 and $1,276,622 due to affiliates	5,087,199	1,524,905
	5,087,199	1,567,816
Contingencies (Note 7)		
Stockholders' Equity		
Common stock, $10 par value; 15,000 shares authorized; 953 shares issued and outstanding	9,530	9,530
Additional paid-in capital	10,704,147	15,404,147
Accumulated deficit	(9,491,578)	(9,771,370)
	1,222,099	5,642,307
	$ 6,309,298	$ 7,210,123

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(a wholly-owned subsidiary of The Hanover Insurance Group)

Statements of Income
For the Years Ended December 31,

	2005	2004
Revenues		
Dealer concessions	$ 321,801	$ 739,816
Distribution fees	5,261,047	7,133,570
Marketing fees	-	26,823
Investment income	214,599	337,957
Realized investment (losses) gains, net	(13,662)	101,576
Investment changes in fair value	(121,701)	(173,828)
	5,662,084	8,165,914
Expenses		
Commissions and bonuses	4,755,433	7,327,446
Agency expenses	5,557	375,848
Administrative service fees charged by affiliates	-	5,866,306
Breakpoint discount accrual	(47,984)	(1,536,674)
Other expenses	493,909	23,529
	5,206,915	12,056,455
Income (Loss) before income taxes	455,169	(3,890,541)
Income tax expense (benefit)		
Current	(429,229)	(591,979)
Deferred	604,606	(727,111)
	175,377	(1,319,090)
Net income (loss)	$ 279,792	$ (2,571,451)

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(a wholly-owned subsidiary of The Hanover Insurance Group)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2003	9,530	21,404,147	(7,199,919)	14,213,758
Dividend To Parent	-	(6,000,000)	-	(6,000,000)
Net loss	-	-	(2,571,451)	(2,571,451)
Balances at December 31, 2004	$ 9,530	$ 15,404,147	$ (9,771,370)	$ 5,642,307
Dividend To Parent	-	**(4,700,000)**	-	**(4,700,000)**
Net Income	-	-	**279,792**	**279,792**
Balances at December 31, 2005	**$ 9,530**	**$ 10,704,147**	**$ (9,491,578)**	**$ 1,222,099**

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(a wholly-owned subsidiary of The Hanover Insurance Group)

Statements of Cash Flows
For the Years Ended December 31,

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 279,792	$ (2,571,451)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized investment losses (gains)	13,662	(101,576)
Net changes in fair value of investments	121,701	173,828
Deferred federal income tax expense (benefit)	604,606	(727,111)
Amortization, net	80,173	98,392
Change in deposits and other assets	54,749	-
Change in accrued investment income	1,112	48,503
Change in commission income receivable	70,483	1,197,341
Change in receivable for marketing allowance	-	214,305
Change in income tax recoverable/payable	199,818	4,203,404
Change in commissions and bonuses payable	(42,911)	(2,023,649)
Change in accounts payable and accrued expenses	(1,137,706)	(6,538,596)
Proceeds from sale and maturities of investments	740,524	5,264,856
Net cash provided by (used in) operating activities	986,003	(761,754)
Cash flows from financing activities		
Dividend to parent	-	(6,000,000)
Net cash used in financing activities	-	(6,000,000)
Net increase (decrease) in cash and cash equivalents	986,003	(6,761,754)
Cash and cash equivalents at beginning of year	278,644	7,040,398
Cash and cash equivalents at end of year	$ 1,264,647	$ 278,644
Supplemental Cash Flow Information		
Income tax net refunds	$ 629,047	$ 4,795,383

The accompanying notes are an integral part of these financial statements.

1. Organization

VeraVest Investments, Incorporated (the "Company"), a wholly-owned subsidiary of Hanover Insurance Group (the "Parent", or "THG"), is a registered broker-dealer incorporated in Massachusetts for the purpose of selling variable annuities, variable life insurance, mutual funds, direct participation programs and brokerage services for debt and equity securities. Prior to December 30, 2005, the Company was a wholly-owned subsidiary of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), a stock life insurance company, which was in turn wholly-owned subsidiary of The Hanover Insurance Group ("THG"). On December 30, 2005, AFLIAC dividended the Company to THG. Immediately following, AFLIAC was sold to an outside party.

The Company has ceased retail sales effective October 27, 2003. Prior to October 27, 2003, the Company was responsible for the distribution of proprietary variable annuities and variable life insurance products issued by AFLIAC and its wholly owned insurance subsidiary, First Allmerica Financial Life Insurance Company, ("FAFLIC") and third-party investments and insurance and retirement savings products to individuals. Included in the Company's results of operations in 2005 and 2004 were $5,261,047 and $6,267,711, respectively, of distribution fees and commission expense in equivalent amounts for the processing of proprietary insurance products for AFLIAC and FAFLIC. Fees and commissions related to proprietary products in future periods will reflect renewal business only.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Valuation of Investments – In accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, ("Statement No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Fixed maturities are classified as trading. Trading securities are carried at fair value, with the changes in fair value, reported in the statements of income. Fixed maturities that are

2. Summary of Significant Accounting Policies (continued)

delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received. Realized investment gains and losses are reported as a component of revenues based upon specific identification of the investment assets sold.

Cash and Cash Equivalents - Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

The Company operates pursuant to Securities and Exchange Commission Customer Protection Rule (15c3-3), which requires free credit balances of customers be segregated from the operating accounts of the broker dealer in a separate reserve bank account for the benefit of customers only.

Clearing and Settlement – Effective January 2004, the Company ceased clearing brokerage transactions both internally and through its service provider National Financial Service, LLC ("NFS, LLC").

Commissions, dealer concessions and distribution fees are received via National Securities Clearing Corporation ("NSCC"), electronic funds transfers, and checks.

Off-balance sheet risk may have existed prior to January 2004, to the extent that accounts introduced to the clearing broker may have resulted in a loss to the Company if not performed timely. At December 31, 2005, the Company was not at risk for any such losses.

Revenue Recognition – Commissions, dealer concessions and distribution fees earned (and related expenses) from the distribution and sales of mutual fund shares and other securities are recorded on a trade date basis. Marketing fees, which were based on a percentage of sales, were recorded when earned. Dividend and interest income is recorded on an accrual basis.

Intercompany Cost Arrangements - The Company has agreements under which FAFLIC and affiliates provide management, facilities and other administrative services. Reimbursement for such services is based on costs incurred by FAFLIC and affiliates. The amounts are reflected in the Statements of Income as administrative service fees charged by affiliates. Effective January 1, 2005, FAFLIC no longer charges the Company for these costs. (See footnote 3)

Federal Income Taxes – The Company is included in the consolidated federal income tax return of THG. Under the written tax-sharing agreement, federal income taxes are calculated as if the Company had filed its return on a separate company basis, to the extent the Company generates pre-tax income. For periods in which pre-tax losses are incurred by the Company and are utilized by the consolidated group, the Company will reflect related tax benefits as current recoverables. Any losses not utilized by the consolidated group are recognized as deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("Statement No. 109"). Statement No. 109 requires an asset and liability

2. Summary of Significant Accounting Policies (continued)

approach in accounting for income taxes. Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and income tax purposes.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Related Parties

Administrative service fees charged by affiliates consist of the following for the years ended December 31:

	2005	2004
Compensation and benefits	$ -	$ 3,250,183
Marketing	-	7,000
Computer processing	-	404,631
Travel	-	183,386
Rent	-	383,462
Supplies	-	46,568
Printing	-	64,574
Agency field expenses	-	229,504
Other	-	1,296,998
	$ -	$ 5,866,306

The Company declared a dividend of $4,700,000 to its parent, THG during the year 2005. The Company paid a dividend of $6,000,000 to its then parent, AFLIAC, during the year 2004. Effective January 1, 2005 administrative service fees are no longer being allocated to the Company, and the Company will have no liability for such amounts currently or in the future.

4. Investments

The Company accounts for its investments in fixed maturities, all of which are classified as trading, in accordance with Statement No. 115.

The change in fair value by maturity periods for trading fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

Trading gains and losses for the periods that relate to trading securities still held at the reporting dates are as follows:

	For the Year Ended December 31, 2005			
	Amortized Cost	Gross Gains	Gross Losses	Market Value
U.S. Treasury securities and U.S. government and agency securities:				
Due after one year through five years	**$ 3,990,268**	**$ -**	**$ 135,451**	**$ 3,854,817**
Due after five years through ten years	**247,659**	**9,831**	**-**	**257,490**
Corporate fixed maturities:				
Due after one year through five years	**624,782**	**21,436**	**-**	**646,218**
	$ 4,862,709	**$ 31,267**	**$ 135,451**	**$ 4,758,525**

	For the Year Ended December 31, 2004			
	Amortized Cost	Gross Gains	Gross Losses	Market Value
U.S. Treasury securities and U.S government and agency securities:				
Due after one year through five years	$ 4,826,538	$ -	$ 53,092	$ 4,773,446
Due after five years through ten years	247,269	18,678	-	265,947
Corporate fixed maturities:				
Due after one year through five years	623,262	51,931	-	675,193
	$ 5,697,069	$ 70,609	$ 53,092	$ 5,714,586

4. Investments (continued)

At December 31, 2005, the Company had the following concentration of investments in a single investee exceeding 10% of stockholders' equity, excluding U.S. Treasury.

Issuer Name	Market Value
BankBoston	$ 257,920
Morgan Stanley	254,885
Royal Carribean	133,413

At December 31, 2005, the Company had investments with U.S. Treasury with a fair value of $4,112,308 exceeding 10% of stockholders' equity. At December 31, 2004, the Company had investments with U.S. Treasury with a fair value of $4,894,690 which exceeded 10% of stockholder's equity.

The components of interest income are as follows:

	For the Years Ended December 31,	
	2005	2004
Fixed maturities	$ 192,660	$ 315,553
Short-term	21,939	22,404
	$ 214,599	$ 337,957

The Company had net realized (losses) gains of $(13,662) and $101,576 in 2005 and 2004, respectively. During 2005, proceeds from voluntary sales of fixed maturities were $740,524 upon which the Company had realized losses of $13,662. During 2004, proceeds from voluntary sales of fixed maturities were $4,764,856 upon which the Company had realized gains of $135,492 and realized losses of $33,916.

5. Income taxes

Provisions for income taxes have been calculated in accordance with the provisions of Statement No. 109. The Components of state and federal income tax expense for the years ended December 31, 2005 and 2004 are as follows:

	For the Years Ended December 31, 2005	2004
Federal:		
Current	**$ (453,863)**	$ (650,994)
Deferred	**604,606**	(727,111)
	150,743	(1,378,105)
State:		
Current	**24,634**	59,015
	$ 175,377	$ (1,319,090)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income primarily due to state income taxes. The provision for deferred federal income tax results from temporary differences in the recognition of assets and liabilities for tax and financial statement purposes.

The deferred tax asset represents the tax effects of temporary differences. Its components were as follows:

Deferred tax assets:	For the Years Ended December 31, 2005	2004
Litigation Reserves	**$ 70,000**	$ -
Bad debt reserves	**44,884**	30,865
Investments	**32,576**	33,540
Capital loss carryover	**23,739**	20,775
Employee benefits plans	**-**	690,624
Deferred tax asset:	**$ 171,199**	$ 775,804

Current federal income tax recoverable at December 31, 2005 is $17,592 recoverable from THG. Income tax recoverable at December 31, 2004 includes federal income taxes of $255,359 recoverable from THG and state income taxes of $37,949 payable to New York Department of Revenue. The Company received net cash of $691,630 and $4,816,449 for federal taxes during

2005 and 2004, respectively. The Company made net payments of $62,583 and $21,066 to various state authorities for state taxes during 2005 and 2004, respectively.

6. Net Capital Requirements

The Company operates pursuant to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $846,887, which was $507,741 in excess of its minimum required net capital of $339,146. The Company's ratio of aggregate indebtedness to net capital ratio was 6.01 to 1.00.

7. Contingencies

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill the obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In November 2003, the Company, along with approximately 450 other broker-dealer firms, was directed by the National Association of Securities Dealers, Inc. ("NASD"), to advise each of its customers who purchased Class A mutual fund shares through VeraVest from January 1, 1999 through November 3, 2003 that an NASD industry-wide survey indicated that customers did not uniformly receive eligible breakpoint discounts and that as a result, the customer may be entitled to a refund. The Company intends to comply and pay any refunds which may be due, these refunds will be treated in accordance with SEC rule 15c3-3. In connection with this, in 2003, the Company incurred a $2,086,000 expense to establish a contingent liability, $1,086,000 of which represented our estimate of the potential liability for refunds and $1,000,000 relates to the incremental costs associated with structuring an operational unit to handle the research and response to claims submitted. During 2004, $1,536,674 of expense related to the breakpoint discount accrual was released, due to low customer responses to have their account transactions recalculated. The remainder of the accrual was released in 2005. At December 31, 2005 and 2004, the breakpoint discount liability was $0 and $23,500, respectively and was included in accounts payable and accrued expenses on the Statements of Financial Condition.

VeraVest Investments, Incorporated
(a wholly-owned subsidiary of The Hanover Insurance Group)

Supplementary Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Stockholder's equity at December 31, 2005 per statement of financial condition	$ 1,222,099
Nonallowable assets:	
Federal income tax recoverable	(17,592)
Deferred income tax asset	(171,199)
Cash reconciling & other	(4,331)
Net capital before haircuts	1,028,977
Haircuts on investment securities, computed, where applicable, pursuant to Rule 15c 3-1(c)	(175,172)
Undue concentration on investment securities, computed, where applicable, pursuant to Rule 15c 3-1(c)	(6,918)
Net capital	$ 846,887

Computation of Basic Net Capital Requirement

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $5,087,199)	$ 339,146
2.	Minimum net capital requirement of Company	$ 250,000
3.	Net capital requirement (greater of 1 or 2 above)	$ 339,146
4.	Excess net capital ($846,887 - $339,146)	$ 507,741
5.	Excess net capital at 1,000%	$ 338,167
6.	Ratio of aggregate indebtedness to net capital	6.01 to 1.00

Computation of Aggregate Indebtedness

Total liabilities per statement of financial condition	$ 5,087,199
Adjustments, net	-
Aggregate indebtedness	$ 5,087,199

Supplementary Schedule I (continued)
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2005)

There are no material differences between the unaudited FOCUS Report filed by the Company and these financial statements.

VeraVest Investments, Incorporated
(a wholly-owned subsidiary of The Hanover Insurance Group)

Supplementary Schedule II
Computation for Reserve Requirements for Broker Dealers Under Rule 15c3-3

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days old		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Other		-
Total Credit Balances	$	-

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Other		-
Gross debits		-

Supplementary Schedule II (continued)
Computation for Reserve Requirements for Broker-Dealers under Rule 15c3-3

Less 3% charge	-
Total Debit Balances	$ -

Reserve Computation

Excess of total debits over total credits	$ -
Excess of total credits over total debits	
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	-
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period	2,000
Amount on deposit	
	$2,000
New Amount in Reserve Bank Account after adding deposit	

The above calculation does not differ materially from the Company's calculation reported in Part II of the Company's unaudited FOCUS Report at December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
VeraVest Investments, Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of VeraVest Investments, Incorporated (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006